BD


05038011


PROCESSING
RECEIVED
FEB 2 8 2005
SEC MAIL
SECTION
213
WASH., D.C.

SECU[illegible] [illegible]ION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUD[illegible] [illegible]ORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52455

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Precursor Group Broker Dealer, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1250 Connecticut Avenue, N.W., Suite 1250
(No. and Street)

Washington (City) D.C. (State) 20036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barbara F. Buckley, 202.828.7814
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goodman & Co. - Dietz, III, Charles
(Name – *if individual, state last, first, middle name*)

1430 Spring Hill Road, Suite 300, (Address) McLean, (City) VA (State) 22102 (Zip Code)

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/11/05
SS

OATH OR AFFIRMATION

I, Patrick Shea, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Precursor Group Broker Dealer, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CHEIF COMPLIANCE OFFICER

Title



Notary Public

Monica Gibson-Moore
Notary Public, District of Columbia
My Commission Expires 01-14-2009

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements
Year Ended
December 31, 2004

The Precursor Group Broker-Dealer, LLC


Goodman
& COMPANY

Certified Public Accountants
Financial Planning
Specialized Services

The Precursor Group Broker-Dealer, LLC

Contents


Goodman
& COMPANY

Certified Public Accountants
Financial Planning
Specialized Services

Report of Independent Auditors

Managing Member
The Precursor Group Broker-Dealer, LLC

We have audited the accompanying statement of financial condition of ***The Precursor Group Broker-Dealer, LLC*** as of December 31, 2004, and the related statements of income, changes in equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the management of ***The Precursor Group Broker-Dealer, LLC***. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ***The Precursor Group Broker-Dealer, LLC*** as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goodman & Company LLP

McLean, Virginia
February 8, 2005

1430 Spring Hill Road, Suite 300
McLean, VA 22102
ph: 703.970.0400
fax: 703.970.0401
www.goodmanco.com

December 31, 2004

Assets	
Current assets	
Cash and cash equivalents	$ 1,074,600
Receivable from clearing organization	403,142
Prepaid expenses and other current assets	23,099
Total current assets	1,500,841
Property and equipment	
Computer equipment and software	34,001
Less - accumulated depreciation	(14,269)
Property and equipment - net	19,732
Deposits	1,075
	$ 1,521,648
Liabilities and Member's Equity	
Current liabilities	
Accounts payable	$ 39,209
Accrued bonuses and commissions	112,792
Intercompany payables	81,833
Total current liabilities	233,834
Member's equity	1,287,814
	$ 1,521,648

The accompanying notes are an integral part of these financial statements.

The Precursor Group Broker-Dealer, LLC

Statement of Income

Year Ended December 31, 2004	
Revenues	
Commissions	$ 5,158,064
Expenses	
Commissions	1,779,549
General and administrative	1,605,852
Trading execution and clearing fees	731,354
Personnel costs	275,276
	4,392,031
Operating income	766,033
Non-operating income (expenses)	
Interest income	265
Net income	$ 766,298

The accompanying notes are an integral part of these financial statements.

The Precursor Group Broker-Dealer, LLC

Statement of Changes in Equity

Year Ended December 31, 2004

Balance - December 31, 2003	$ 521,516
Net income	766,298
Balance - December 31, 2004	$ 1,287,814

The accompanying notes are an integral part of these financial statements.

The Precursor Group Broker-Dealer, LLC

Statement of Cash Flows

Year Ended December 31, 2004

Cash flows from operating activities	
Net income	$ 766,298
Adjustments to reconcile to net income from operating activities	
Depreciation and amortization	6,337
Change in:	
Receivable from clearing organization	(99,332)
Prepaid expenses and other current assets	6,389
Accounts payable and other accrued expenses	15,143
Intercompany payable	81,833
Net cash from operating activities	776,668
Cash flows from investing activities	
Purchase of equipment and software	(7,676)
Cash flows from financing activities	-
Net change in cash and cash equivalents	768,992
Cash and cash equivalents - beginning of year	305,608
Cash and cash equivalents - end of year	$ 1,074,600

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

The Precursor Group Broker-Dealer, LLC (Company) was formed on March 17, 2000, as a limited liability company under the Delaware Limited Liability Company Act. The Company is a wholly-owned subsidiary of The Precursor Group, Inc. (Parent Company).

The Company is a broker-dealer and a member of the National Association of Securities Dealers, Inc. (NASD). The Company purchases research from an affiliated company, The Precursor Group Advisors, LLC (Advisors), and provides this research to its customers in return for trade orders that are placed through a clearing broker. Advisors provide research products and services to institutional investors and senior decision-makers from government, industry and other professional organizations.

The Company receives commissions for customer trades under clearance service agreements. Commission revenues are recorded on a trade-date basis.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying policies of the Company are in accordance with accounting principles generally accepted in the United States of America applied on a basis consistent with that of the preceding years.

Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts assets and liabilities and the disclosure of contingent assets and liabilities at the date of financial statements. Such estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash and cash equivalents, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Receivable from Clearing Organizations

Accounts receivable for commissions on customer trades are recorded on a trade-date basis. All accounts receivable are generally collected within 30 days. The Company has no allowance for uncollectible accounts based on its collections history.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is based on estimated useful service lives and is computed on the straight-line method. Estimated useful lives for computer equipment and software are 3 to 5 years. Maintenance and repairs are charged to expense, but renewals and betterments are capitalized. When property and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations. The Company's policy is to expense property and equipment with a cost of less than $1,000 to operations.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Cost-sharing Arrangement

The Company has entered into a cost-sharing arrangement with Advisors whereby professional fees, insurance, payroll and other shared costs paid by Advisors are allocated to the Company. The allocation is based on average employees in each Company and is evaluated annually by the parties.

Income Taxes

The Company is a single member limited liability company that is a disregarded entity for federal income tax purposes. The Parent Company is responsible for reporting the income or loss from the Company. Therefore, these financial statements do not include any provision for income taxes.

3. Payroll Service Agreement and Profit Sharing Plan

The Company has entered into an agreement with a payroll service whereby employees of the Company are also employees of the payroll service. The Company pays the payroll service a fee which covers all payroll associated costs. The Company, through the payroll service, has established a profit sharing pension plan which covers all employees who meet the plan's eligibility requirements. Employees of the Company may participate in a 401(k) savings plan, whereby the employees may elect to make contributions pursuant to a salary reduction agreement. For the year ended December 31, 2004, the employer made no contributions to this plan.

4. Net Capital Requirements

The Company is subject to the Securities Exchange Commission Rule 15c3-1(Net Capital Rule), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company's net capital was $1,243,908 as of December 31, 2004, which was $1,228,319 in excess of its required minimum net capital of $15,589. The Company's net capital ratio was .19 to 1 as of December 31, 2004.

5. Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of receivables from clearing organizations and cash and cash equivalents. The Company grants credit terms in the normal course of business to its clearing brokers for payment of commissions for customer trades. As part of its ongoing procedures, the Company monitors the credit worthiness of its clearing brokers.

The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant risk related to cash.

6. Fair Value of Financial Instruments

The Company has a number of financial instruments. The fair value of all financial instruments does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying statement of financial condition at December 31, 2004.

Cash and cash equivalents, receivable from clearing organization, and debt are carried at cost, which approximates fair value.

7. Related Party Transaction

The Company has an agreement to purchase research and services from an affiliated company, The Precursor Group Advisors, LLC (Advisors), which is also wholly owned by the Parent Company. These purchases totaled $600,000 in 2004. In 2004, the Company also entered into a cost-sharing arrangement with Advisors whereby professional fees, insurance, payroll and other shared costs paid by Advisors were allocated to the Company. In 2004, $285,569 was allocated to the Company under this arrangement.

At times, the Parent Company and its subsidiaries have paid operating expenses on behalf of one another. These expenses are generally repaid within 30 days. At December 31, 2004, there was $81,833 due to affiliates.

* * * * *


Goodman
& COMPANY

Certified Public Accountants
Financial Planning
Specialized Services

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
The Precursor Group Broker-Dealer, LLC

In planning and performing our audit of the financial statements and supplemental Schedule 1 of ***The Precursor Group Broker-Dealer, LLC*** (the Company), for the year ended December 31, 2004, we considered its internal control, including activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including test of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons
- Recordation of differences required by Rule 17a-13
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against lost from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1430 Spring Hill Road, Suite 300
McLean, VA 22102
ph: 703.970.0400
fax: 703.970.0401
www.goodmanco.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and relate regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and used of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in its regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goodman & Company LLP

McLean, Virginia
February 8, 2005

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Year Ended December 31, 2004	
Assets	$ 1,521,648
Liabilities	233,834
Total member's equity	1,287,814
Deductions and other charges	
Non-allowable assets	
Prepaid expenses and other current assets	23,099
Property and equipment, net	19,732
Deposits	1,075
Total deductions and other charges	43,906
Net capital before haircuts	1,243,908
Haircuts on securities	-
Net capital	$ 1,243,908
Minimum net capital requirement	$ 15,589
Excess net capital	$ 1,228,319
Ratio of aggregate indebtedness to net capital	.19 to 1
Reconciliation to computation included in Part II of Form X-17A-5 as of December 31, 2004	
Net capital, as reported on Company's Part II (unaudited)	
FOCUS report	$ 1,195,179
Adjustments after FOCUS report filed	
Reduction in accounts payable, accrued liabilities, other expenses	67,283
Audit adjustment for additional accrued expense	(18,554)
Net capital per above	$ 1,243,908